Exhibit 21.1

VeriChip Corporation

List of Subsidiaries

Company Name	Country or State of Incorporation/Formation
VeriChip Inc., formerly eXI Wireless Inc.	British Columbia, Canada

Instantel Inc.	British Columbia, Canada

eXI Wireless Systems Inc.	British Columbia, Canada

HOUNDware Corporation	Alberta, Canada